Exhibit 99.6

Telephone: (604)-689-1976
Facsimile: (604)-689-1978

January 9, 2002	By Hand

Bear Creek
#410 – 625 Howe Street,
Vancouver, B.C.
V6C 2T6

Dear Sirs:

     Re: Sublet of Pacific Rim’s Leased Office Space

As discussed we have agreed to sublet to you office space in our premises for a total cost per month of $1,448.13 plus GST. This cost is calculated based on our lease cost, using the square footage of the offices plus 50% of the cost of certain common areas and a 10% markup for furnishings. The sublet to you is as follows:

1.	Two offices furnished (detailed furniture list attached).

2.	Use of common areas comprising kitchen (coffee / tea / water) and photocopy room; mail and storage room and boardroom. Use of the boardroom to be pre-booked with our receptionist.

3.	Space in our off-site storage locker, dependent on availability.

4.	The term of initial sublet will be for one year with 90 days notice of termination and sublet will be renewable on an annual basis. The commencement date is to be confirmed by you. Rent will be payable on the first day of each month in advance. The first and last month’s rent will be paid upon your entering into this agreement to sublet.

5.	One building parking spot will be made available for Rosie Moore at cost.

6.	Use of our photocopier is available at $0.10 per page and will be billed monthly.

7.	If our postage meter is used, actual postage used will be billed plus 10% on a monthly basis.

8.	Bear Creek will install and be responsible for its own telephone / fax / computer / internet lines and charges. We will work with you for a cost effective solution to your needs, piggy backing onto our existing systems where possible.

9.	Bear Creek will purchase and be responsible for its own stationery and office supplies.

     In addition to the above, Bear Creek undertakes to abide by and comply with the obligations of Pacific Rim under the lease dated as of the 24th day of September, 2002. Bear Creek will obtain its own liability and such other insurance that any prudent tenant would obtain. In particular, Bear Creek agrees to indemnify and save Pacific Rim and its Landlord harmless from all claims, actions, liabilities, judgments, damage, costs or expense which Pacific Rim or the Landlord may suffer or incur in connection with or arising from bodily injury or death or property or other loss or damage in or about the sub-leased premises, or the building in which the sub-leased premises are located, as a result of any act or omission of Bear Creek or any breach by Bear Creek of its obligations under this agreement. This indemnity will survive the end of the term.

Kindly acknowledge your agreement to the above by signing and returning a copy of this letter.

Yours very truly,
PACIFIC RIM MINING CORP.

“K. Church” Kathryn A. Church Vice-President Administration and Corporate Secretary	ACKNOWLEDGED AND AGREED TO this 13th day of January, 2003. “Andrew T. Swarthout”

cc: Catherine McLeod

(Kac/correspondence/Bearcreek sublease)

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